2002 ANNUAL REPORT





03057372

Alliance Bankshares Corp. ARIS
P.E 12-31-02
0-49976
MAY 5 2003

PROCESSED
MAY 05 2003
THOMSON
FINANCIAL

INNOVATIVE SERVICES

PERSONALIZED FOCUS

ENTREPRENEURIAL SPIRIT


Alliance
Bankshares

FINANCIAL PERFORMANCE SUMMARY

Selected Financial Information*
Period Ended December 31,

	2002	2001	2000	1999
	(Dollars in thousands, except per share data)			
Income Statement Data:				
Interest income	$ 10,309	$ 6,477	$ 4,013	$ 1,723
Interest expense	3,471	2,811	1,615	624
Net interest income	6,838	3,666	2,398	1,099
Provision for loan losses	478	189	210	204
Non-interest income	4,356	1,000	113	105
Non-interest expense	7,455	3,563	2,281	1,576
Income taxes (benefit)	839	151	(174)	-
Net income (loss)	$ 2,422	$ 763	$ 194	$ (576)
Per Share Data: [1]				
Basic net income	$ 1.15	$ 0.57	$ 0.16	$ (0.46)
Fully diluted net income	$ 1.11	$ 0.55	$ 0.16	$ (0.46)
Cash dividends declared	-	-	-	-
Book value at period end	$ 8.31	$ 6.49	$ 5.88	$ 5.56
Balance Sheet Data:				
Total assets	$ 280,625	$ 144,820	$ 69,531	$ 31,544
Total loans	82,786	52,927	40,774	21,945
Total investment securities	131,085	61,546	15,170	8,194
Total deposits	215,966	107,602	53,736	20,306
Stockholders' equity	17,568	13,721	7,339	6,943
Shares outstanding, period end	2,115,102	2,115,102	1,248,095	1,248,095
Average shares outstanding, basic	2,115,102	1,349,033	1,248,095	1,248,095
Average shares outstanding, diluted	2,189,556	1,376,420	1,275,707	1,253,441
Performance Ratios:				
Return (loss) on average assets	1.23%	0.76%	0.39%	-2.18%
Return (loss) on average equity	16.00%	9.26%	2.80%	-7.78%
Net interest margin [2]	3.94%	3.89%	5.08%	4.48%
Asset Quality Ratios: [3]				
Allowance to period-end loans	1.29%	1.15%	1.05%	1.00%
Allowance to non-performing loans	N/A	N/A	N/A	N/A
Nonperforming assets to total assets	N/A	N/A	N/A	N/A
Net charge-offs to average loans	0.03%	0.02%	N/A	N/A
Capital Ratios:				
Tier I risk-based capital	12.3%	17.1%	15.9%	29.8%
Total risk-based capital	13.1%	17.9%	16.8%	30.7%
Leverage capital ratio	6.4%	10.5%	11.8%	23.5%
Total equity to total assets	6.3%	9.5%	10.6%	22.0%

** The Bank was started on 11/16/98, therefore data for period ended 12/31/98 is not meaningful.*

[1] Prior periods restated giving effect to a 3 for 2 stock split declared in October 2001.

[2] Net interest income divided by total average earning assets.

[3] At each reporting period listed above the Bank had no non-performing assets. Non performing assets consist of nonaccrual loans, restructured loans and foreclosed properties.

Dear Shareholders,

During the past year Alliance Bankshares has enjoyed success beyond our expectations and much different than the local economy. We did so by following a simple formula: intensifying our reach to our core customer base of local businesses, entrepreneurs, homebuyers and families.

The results are impressive. Alliance Bankshares earned $2.4 million last year; more than triple what we earned the year before. Our total deposits grew from $107.6 million in 2001 to $216.0 million a year later. We accelerated our mortgage lending considerably over our 2001 start-up year, netting $3.0 million in loan sales compared to $515 thousand and we are pleased to report these excellent results to our shareholders.

One bank analyst, Lew Sosnowik with Koonce Securities, noted that our strong fourth quarter added considerably to our bottom line. "It is extremely impressive for the bank to tremendously increase their assets, deposits, and loans, especially in this economy with where interest rates are," he told the *Washington Business Journal.* "The bank's (2002) net income and net income for the quarter are indicators of how well-managed the bank is."

Our assets, deposits and loans did increase significantly last year. That can be attributed partly to the robust home-buying and refinancing market, but also to our strong management team. When we started Alliance in 1998, we aggressively recruited experienced relationship managers. We looked at our target markets, sized up the tasks ahead, and sought out strong business bankers. We attracted top professionals, some of whom arrived with their own portfolios. That strategy is now reaping rewards, as Alliance Bankshares is succeeding in the competitive financial marketplace and making its mark in Northern Virginia.

Last August we opened our third banking location in the Plaza America Center in Reston to focus on business lending. Although most new branches take more than a year to become profitable, we met that milestone four months later in December. Alliance's Reston branch is performing well ahead of our expectations. The second quarter of 2003 should prove to be an exciting time for Alliance as we open our fourth banking location in Ballston, a vibrant business and personal banking market in Northern Virginia.

Last year was also our first full year to operate our mortgage banking unit, Alliance Home Funding – and it produced a record year. Under the leadership of Bob Turley, president of AHF, strong originations led to gains on loans held for sale, translating into $3.0 million in sales. That success led us to open our second mortgage office in Manassas this January, which will extend our complement of services to a wider client base.

Our specific numbers for last year are most encouraging. Total assets were $280.6 million as of December 31, 2002 compared to $144.8 million as of December 2001. The loan portfolio grew to $82.8 million as of December 31,

2002 or a 56.4% increase over the 2001 level of $52.9 million. Total deposits more than doubled to a record level of $216.0 million by December 31, 2002.

We witnessed significant growth in our mortgage banking unit in 2002. Loans held for sale amounted to $37.1 million by year's end, compared to $9.9 million in the previous year. Additionally, our investment portfolio grew to a record level of $131.1 million at the close of 2002.

An exceptional fourth quarter performance propelled Alliance to a strong bottom line for the year. Net income for the full year 2002 was $2.4 million compared to $763 thousand for the same period in 2001. Earnings per share, diluted, were $1.11 for 2002 compared to $.55 for the same period in 2001. Additionally, the company was fully taxable in 2002 compared to a taxable status only in the fourth quarter of 2001.

These are strong numbers for our growing bank, and they are having a valuable impact on our stock price. Stock in Alliance Bankshares is currently trading above $14 per share – which is the kind of bottom-line news that all shareholders want to hear. After going public in December 2001 on the NASDAQ market (ABVA) at $7.50 per share, our first year growth tells us we are leading Alliance Bankshares in the right direction.

We are pleased to report the highest annual earnings in our organization's history. For Alliance Bankshares to reach this pinnacle is especially significant because it was accomplished during a period of weak economic growth in the region. We believe we have identified a rich market for the company, and we will stay true to our strategic plan of targeting personal and small business customers.

All of us at Alliance Bankshares are encouraged by our recent success, our position in the marketplace and the promise of the future. We continue to develop market-leading products and services for our business and consumer clients and with each new day we pledge to be ***"Where Banking Is Today."*** Above all, we appreciate your continued support of our company.

Sincerely,



Thomas A. Young, Jr.
President & CEO



Thomas P. Danaher
Chairman of the Board

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Some of the matters discussed below and elsewhere in this report may include forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," " anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. The forward-looking statements we use in this report are subject to significant risks, assumptions and uncertainties, including among other things, the following important factors that could affect the actual outcome of future events:

- Loss of key production personnel;
- Fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect our net interest margin, asset valuation and income and expense projections;
- Adverse changes in the overall national economy as well as adverse economic conditions in our specific market areas within Northern Virginia and the greater Washington, D.C. Metropolitan region;
- Maintaining and developing well established and value client relationships and referral source relationships;
- Competitive factors within the financial services industry; and
- Changes in regulatory requirements and/or restrictive banking legislation.

Because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of future performance.

We caution you that the above list of important factors is not exclusive. These forward-looking statements are made as of the date of this document, and we may not undertake steps to update these forward-looking statements to reflect the impact of any circumstances or events that arise after the date the forward-looking statements were made.

Critical Accounting Policies

Bankshares' financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method.

Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Because Bankshares has a relatively short operating history, historical trends do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends and peer comparisons in addition to historical experience to evaluate the allowance for loan losses.

Our allowance for loan losses has two basic components: the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for loans identified for impairment testing. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, then a specific reserve is established based on Bankshares' calculation of the loss embedded in the individual loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, Bankshares does not separately identify individual consumer and residential loans for impairment.

The unallocated allowance is used to estimate the loss of non-classified loans and loans identified for impairment testing for which no impairment was identified. These un-criticized loans are also segregated by loan type, and allowance factors are assigned by management based on (i) delinquencies, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers' management, (vi) national and local economic trends, (vii) concentrations of credit, (viii) quality of loan review system and (ix) the effect of external factors (e.g., competition and regulatory requirements). The factors assigned differ by loan type. The unallocated allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in the formula allowance.

Overview

For the year ended December 31, 2002 net income amounted to $2.422 million compared to $763 thousand for same period in 2001. The earnings per common share, basic were $1.15 in 2002 and $.57 in 2001. The earnings per common share, diluted were $1.11 in 2002 and $.55 in 2001. Additionally, the organization was fully taxable in 2002 compared to a taxable status only in the fourth quarter of 2001. This differs slightly from our unaudited press release dated February 3, 2003 due to the audit performed on AHF resulting in a reduction of net income of $72 thousand on a consolidated basis.

Return on average equity was 16.00% in 2002 compared to 9.26% in 2001. Return on average assets was 1.23% in 2002 compared to .76% in 2001.

Total assets were $280.6 million on December 31, 2002 or an increase of $135.8 million over the December 31, 2001 level of $144.8 million. As of year end 2002, total loans were $82.8 million, loans held for sale were $37.1 million and investments were $131.1 million. These earning assets amounted to $251.0 million or 89.4% of total assets at year end 2002. The balance of the earning assets were overnight federal funds sold of $10.1 million. The balance sheet growth of $135.9 million in 2002 was primarily distributed of $29.9 million in loan growth, $27.2 million in loans held for sale growth, $69.6 million in investment growth and $9.0 million in cash and due from banks growth.

The allowance for loan losses was $1.066 million or 1.29% of loans outstanding as of December 31, 2002. This compares to $610 thousand or 1.15% of loans outstanding as of December 31, 2001. (The ratios exclude loans held for sale.) We had no non-performing assets as of the end of either reporting period.

Total deposits amounted to $216.0 million as of December 31, 2002 or an increase of $108.4 million, more than double over the December 31, 2001 level of $107.6 million. This growth is attributable to the business building efforts of relationship officers, new branch locations and the use of brokered deposits to augment our natural deposit growth. Total demand deposits were $108.7 million as of December 31, 2002 compared to $57.0 million as of year end 2001.

We use customer repurchase agreements ("customer repos") and wholesale funding from the Federal Home Loan Bank of Atlanta ("FHLB") to support the asset growth of the organization. As of December 31, 2002, there were $29.5 million of customer repos outstanding or $17.5 million greater than were outstanding at the end of 2001. The growth relates to additional customers garnered in 2002 as well as expansion of existing customer relationships. As of December 31, 2002 and 2001, the organization had $10.5 million in FHLB term advances outstanding. Additionally, the organization had $4.5 million in short term borrowings outstanding as of December 31, 2002.

Total stockholders' equity was $17.6 million as of December 31, 2002 and $13.7 million as of December 31, 2001. Book value per share increased from $6.49 in 2001 to $8.31 as of December 31, 2002.

The net interest margin was 3.94% in 2002 which compares to 3.89% in 2001. In 2001, net interest margin was impacted by the effects of the interest rate cuts promulgated by the Federal Reserve Board. In late 2001 and into 2002, many of our funding sources repriced downward based upon the then current interest rate environment; as a result, we have seen a stable net interest margin in 2002, which compares favorably to prior year results.

Bankshares is not aware of any current recommendations by any regulatory authorities, which, if implemented, would have a material effect on Bankshares' liquidity, capital resources or results of operations.

Results of Operations

Net Interest Income. Net interest income was $6.8 million in 2002 or $3.1 million greater than the 2001 level of $3.7 million. The increase is primarily attributable to the substantial increase in net earning assets. Since the fall of 2001, the Bank has consistently added municipal securities to its investment securities portfolio. On a fully taxable equivalent basis, the municipal securities contributed

$422 thousand of tax equivalent interest income bringing total net interest income to $7.2 million for the year ended December 31, 2002.

Non-interest Income. Total non-interest income amounted to $4.4 million in 2002 or $3.4 million greater than the 2001 level of $1.0 million. As part of the Bank's overall asset and liability position, the Bank may sell investment securities to shorten or lengthen the duration of the investment portfolio. As a result of these efforts, the Bank may experience gains or losses on the sales of investment securities. As of December 31, 2002 the Bank generated $1.1 million on the sale of investment securities. The gains are part of the active investment portfolio management employed in the overall balance sheet management of the organization. Management periodically repositions the composition and duration of the portfolio during the risk management process of the organization. We recognized $3.0 million on the sale of mortgage loans compared to the $515 thousand level in 2001.

Non-interest Expense. Total non-interest expense was $7.5 million in 2002 compared to $3.6 million in 2001. The increase is directly related to expansionary activities occurring in the organization. The largest component of non-interest expense is salaries and benefits. Salary and benefits expenses were $4.1 million or $2.5 million higher than the 2001 level of $1.6 million. As a growing organization, the Bank expanded its retail, commercial and private banking staffs to meet growth and profitability targets. Additionally, the salaries, commissions and benefits associated with the Bank's new mortgage banking subsidiary contributed to the growth in salaries and other non-interest expense. Occupancy and furniture and equipment costs were up $389 thousand over the 2001 level of $504 thousand. Other operating expenses amounted to $2.5 million in 2002 compared to $1.4 million in 2001. In late 2001, we opened our Manassas Park Branch and in August 2002 we opened our Reston location. The costs associated with opening these locations increased our other operating expenses due to marketing and general branch openings programs. In addition, our professional fees rose due to costs incurred in the establishment of the holding company.

Income Taxes. In 2002, the organization was fully taxable compared to the 2001 position of recording tax expense after the NOL was exhausted in the fourth quarter of 2001. As a result, the organization recorded an income tax expense of $839 thousand in 2002 compared to an income tax expense of $151 thousand in 2001. Our effective tax rates were 25.7% for the year ended December 31, 2002 and 16.5% for the year ended December 31, 2001.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances.

Average Balances, Interest Income and Expense and Average Yield and Rates[4]

	Period Ended December 31,								
	2002			2001			2000		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)								
Assets:									
Interest earning assets:									
Investment securities	$ 87,184	$ 4,961	5.69%	$ 35,825	$ 2,189	6.11%	$ 11,158	$ 722	6.47%
Loans	81,612	5,538	6.79%	49,165	3,944	8.02%	33,047	3,107	9.40%
Federal funds sold	15,346	232	1.51%	9,038	340	3.76%	2,455	156	6.35%
Total interest earning assets	184,142	10,731	5.83%	94,028	6,473	6.88%	46,660	3,985	8.54%
Non-interest earning assets:									
Cash and due from banks	10,678			6,277			2,215		
Premises and equipment	832			476			400		
Other assets	1,765			1,012			443		
Less: allowance for loan losses	(778)			(512)			(332)		
Total non-interest earning assets	12,497			7,253			2,726		
Total Assets	$ 196,639			$ 101,281			$ 49,386		
Liabilities and Stockholders' Equity:									
Interest bearing liabilities:									
Interest-bearing demand deposits	$ 10,739	$ 177	1.65%	$ 7,355	$ 174	2.37%	$ 3,405	$ 89	2.61%
Money market deposit accounts	16,169	346	2.14%	10,369	345	3.33%	5,419	203	3.75%
Savings accounts	1,142	20	1.75%	719	18	2.50%	450	14	3.11%
Time deposits	49,554	1,705	3.44%	28,077	1,591	5.67%	14,925	834	5.59%
Total interest-bearing deposits	77,604	2,248	2.90%	46,520	2,128	4.57%	24,199	1,140	4.71%
FHLB Advances	10,500	365	3.48%	6,504	300	4.61%	1,240	80	6.45%
Other borrowings	33,348	858	2.57%	10,393	383	3.69%	6,720	395	5.88%
Total interest-bearing liabilities	121,452	3,471	2.86%	63,417	2,811	4.43%	32,159	1,615	5.02%
Non-interest bearing liabilities:									
Demand deposits	58,652			29,174			10,025		
Other liabilities	1,401			449			274		
Total liabilities	181,505			93,040			42,458		
Stockholders' Equity	15,134			8,241			6,928		
Total Liabilities and Stockholders' Equity:	$ 196,639			$ 101,281			$ 49,386		
Interest Spread			2.97%			2.45%			3.52%
Net Interest Margin		$ 7,260	3.94%		$ 3,662	3.89%		$ 2,370	5.08%

[1] Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.

[2] Net interest margin is net interest income, expressed as a percentage of average earning assets.

[3] The bank had no nonaccruing loans for the periods presented.

[4] The rates and yields are on a fully tax equivalent basis assuming a 34% federal tax rate.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Volume and Rate Analysis

	Years Ended December 31, 2002 compared to 2001			Years Ended December 31, 2001 compared to 2000		
	Change Due To:			Change Due To:		
	Increase / (Decrease)	Volume	Rate	Increase / (Decrease)	Volume	Rate
	(Dollars in thousands)			(Dollars in thousands)		
Interest Earning Assets:						
Investments	$ 2,772	$ 2,912	$ (140)	$ 1,467	$ 1,505	$ (38)
Loans	1,594	2,077	(483)	837	1,197	(360)
Federal funds sold	(108)	(757)	649	184	217	(33)
Total Increase (Decrease) in Interest Income	4,258	4,232	26	2,488	2,919	(431)
Interest Bearing Liabilities:						
Interest bearing deposits	120	251	(131)	988	1,005	(17)
Purchased funds	540	659	(119)	208	198	10
Total Increase (Decrease) in Interest Expense	660	910	(250)	1,196	1,203	(7)
Increase (Decrease) in Net Interest Income	$ 3,598	$ 3,322	$ 276	$ 1,292	$ 1,716	$ (424)

Interest Rate Sensitivity Analysis and Interest Rate Risk Management

Management evaluates interest rate sensitivity on a periodic basis. As part of the evaluation, we review our "static" gap position. Business and pricing strategies are adjusted based upon management's view of likely interest rate scenarios in conjunction with the current balance sheet structure.

The following table illustrates our interest sensitivity gap position at December 31, 2002. This table presents a position that existed at one particular day, that changes continually and that is not necessarily indicative our position at any other time:

Interest Sensitivity Analysis

	December 31, 2002				
	Maturing or Repricing				
	Within 3 Months	4 - 12 Months	1 -5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest Earning Assets:					
Investment securities	$ 1,963	$ -	$ 13,504	$ 114,105	$ 129,572
Loans held for sale	37,134	-	-	-	37,134
Loans	38,913	5,621	30,874	7,378	82,786
Interest bearing deposits	200	-	-	-	200
Federal funds sold	10,127	-	-	-	10,127
Total interest earning assets	88,337	5,621	44,378	121,483	259,819
Interest bearing liabilities:					
Interest-bearing demand deposits	17,484	-	-	-	17,484
Money market deposit accounts	17,341	-	-	-	17,341
Savings accounts & IRAs	3,030	-	-	-	3,030
Time deposits	14,628	38,518	11,060	5,214	69,420
Total interest-bearing deposits	52,483	38,518	11,060	5,214	107,275
FHLB Advances	7,500	-	-	3,000	10,500
Repos	29,982	-	-	-	29,982
Other borrowings	4,500	-	-	-	4,500
Total interest-bearing liabilities	94,465	38,518	11,060	8,214	152,257
Period Gap	$ (6,128)	$ (32,897)	$ 33,318	$ 113,269	$ 107,562
Cumulative Gap	$ (6,128)	$ (39,025)	$ (5,707)	$ 107,562	$ 107,562
Cumulative Gap / Total Assets	-2.18%	-13.91%	-2.03%	38.33%	38.33%

[1] *Investment securities are reflected herein at amortized cost. The fair value is $1.4 million greater than the amortized cost.*

The cumulative negative gap position within one year was $39.0 million or 13.91% of total assets at December 31, 2002. The negative gap suggests that the net interest margin will increase in a market of falling interest rates, as liabilities will reprice faster than assets. This measurement technique is common in the financial services industry; however, it has limitations and is not the sole tool for measuring interest rate sensitivity.

On a quarterly basis, we review our balance sheet on an "earnings credit" adjusted basis. This review of the balance sheet weights assets and liabilities that mature or reprice within one year. The assets and liabilities are weighted according to their specific correlation to movements in prime rate. An example of this is Federal Funds Sold, which is a market rate that directly correlates with the prime rate. This product has a 100% weighting. Another example is savings accounts. This deposit product has an administered rate that has little direct correlation to the prime rate. This product is weighted at 18%. Once the earnings credit adjusted gap position is compiled, we evaluate our interest rate risk position and take the steps to position the balance sheet appropriately in light of the view of interest rates. At December 31, 2002, the quarterly risk-adjusted balance sheet indicates that we are asset sensitive. An asset sensitive position means that we generally benefit from rising interest rates and suffer from declining interest rates.

As part of our interest rate risk management, we typically use the investment portfolio to balance our interest rate exposure. We purchase or sell fixed or floating rate investment products with longer or shorter durations, as necessary. Additionally, the pricing of deposits is adjusted within the market area to favor money market or certificates of deposits depending on the need for floating or fixed rate liabilities. The pricing of loan products is a function of interest rate risk management strategies and the market conditions in the region. In many cases, interest rate risk pricing desires are not consistent with the general market which requires us to balance our interest rate risk through other products. An example of this is that in a declining rate environment, the loan customer typically prefers floating rate loans and banks typically desire fixed rate loans. In this example, we would add fixed rate securities or price money market deposits aggressively to balance the interest rate risk.

There is no guarantee that the risk management and balance sheet management strategies we employ will be effective in periods of rapid rate movements. We believe our strategies our prudent in the base case of our modeling efforts as of the period end.

Analysis of Financial Condition

Investment Securities. Investment securities available for sale amounted to $131.0 million as of December 31, 2002, a $69.6 million increase over the December 31, 2001 level of $61.4 million. A single investment of $100 thousand was classified as held to maturity as of December 31, 2002 and 2001.

We generally classify investment securities as available-for-sale under the classifications required under Financial Accounting Standard Board Statement 115. The portfolio is used to manage excess liquidity and general liquidity needs as well as other rebalancing needs as required by the overall asset/liability position.

The effects of unrealized gains (losses) on the portfolio were $1.4 million as of December 31, 2002 and ($744) thousand as of December 31, 2001.

The investment portfolio as of December 31, 2002 contains callable US Agency securities, US Agency Collateralized Mortgage Obligations ("CMOs"), US Agency Mortgage Backed Securities, SBA securities, State and Municipal Bonds, Federal Reserve Bank stock, Federal Home Loan Bank stock and other securities. Our investment strategy includes investments that provide cashflows, stable "locked out" fixed rate investments and callable securities. As part of the overall asset/liability strategy, fixed rate securities that provide an appropriate rate of return are purchased, consistent with the objective of maintaining portfolio duration in the 5 to 7 year range. We actively manage the portfolio duration and composition with the changing market conditions and changes in balance sheet risk management needs. Additionally, the securities are used to pledge for certain borrowing transactions.

Contractual maturities of CMOs and mortgage backed securities ("MBS") are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, callable agency securities listed above may be called by the issuer prior to the contractual maturity. The following table sets forth a summary of investment securities portfolio as of the periods indicated:

Investment Securities

	December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Available For Sale Securities			
US Government Agency Securities	$ 52,393	$ 13,271	$ 13,046
US Government Agency CMOs	6,419	15,464	985
US Government Agency MBS	43,166	19,043	730
Municipal securities	26,744	11,586	-
FHLB & FRB Common Stock	1,738	953	309
Other investments	525	1,129	-
Total Available For Sale Securities	$ 130,985	$ 61,446	$ 15,070
Held To Maturity Securities			
Certificate of Deposit	$ 100	$ 100	$ 100
Total Held To Maturity Securities	$ 100	$ 100	$ 100
Total Investment Securities *	$ 131,085	$ 61,546	$ 15,170

**AFS investments at market value; HTM investments at cost basis.*

The following table summarizes the contractual maturity of the investment securities on an amortized cost basis and their weighted average yield as of December 31, 2002:

Maturities of Investment Securities
December 31, 2002
(Dollars in thousands)

	Within One Year		After One Year but Within Five Years		After Five Year but Within Ten Years		After Ten Years			
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
Available For Sale Securities										
US Government Agency Securities	$ -	0.00%	$ 6,993	3.92%	$ 45,131	5.40%	$ -	0.00%	$ 52,124	5.20%
US Government Agency CMOs**	-	0.00%	-	0.00%	-	0.00%	6,286	7.17%	6,286	7.17%
US Government Agency MBS**	-	0.00%	-	0.00%	8,888	4.86%	33,419	5.24%	42,307	5.16%
States & Municipal Securities*	-	0.00%	190	6.36%	-	0.00%	26,401	6.62%	26,591	6.62%
Other securities	-	0.00%	-	0.00%	-	0.00%	2,264	4.98%	2,264	4.98%
Total Available For Sale Securities	$ -	0.00%	$ 7,183	3.98%	$ 54,019	5.31%	$ 68,370	5.94%	$ 129,572	5.57%
Held To Maturity Securities										
Certificate of Deposit	$ 100	1.35%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ 100	1.35%
Total Held To Maturity Securities	$ 100	1.35%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ 100	1.35%

** States & Municipal Securities yield is on a fully tax equivalent basis assuming a 34% federal tax rate.*

***Contractual maturities of CMOs and mortgage backed securities ("MBS") are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time.*

Loans Held for Sale. In 2001, we established a mortgage banking subsidiary, Alliance Home Funding, LLC ("AHF"). As part of our business strategy to offer complementary services to clients while minimizing risk, all loans originated by AHF are presold to correspondent lenders. As of December 31, 2002, $37.1 million of Loans Held for Sale were part of our asset base, as compared to 2001, which was $9.9 million. Our business objective includes having the loans sold and funded within a 90 day period. In 2002, some loans took longer than the 90 day period to fund for a variety reasons.

Loans. We grant mortgage, commercial, real estate and consumer loans in the normal course of business. The loan portfolio net of discounts and fees was $82.8 million as of December 31, 2002 or $29.9 million greater than the December 31, 2001 level of $52.9 million. The loan portfolio contains $63.3 million in real estate related loans as of December 31, 2002. The real estate loans include home equity loans, owner-occupied commercial real estate and residential construction loans. Approximately $16.5 million of the loan portfolio is represented by commercial loans. These loans are generally secured and include adequate cashflows to support repayment of the loans.

The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

	Loan Portfolio December 31,					
	2002		2001		2000	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(Dollars in thousands)					
Commercial	$ 16,491	19.9%	$ 12,073	22.8%	$ 15,687	38.5%
Commercial real estate	24,710	29.9%	15,140	28.6%	9,719	23.8%
Real estate construction	11,111	13.4%	4,402	8.3%	4,670	11.4%
Residential real estate	27,438	33.1%	18,862	35.7%	8,680	21.3%
Consumer	3,036	3.7%	2,500	4.7%	2,062	5.1%
Other	-	0.0%	-	0.0%	-	0.0%
Less: unearned discount & fees	-	0.0%	(50)	-0.2%	(44)	-0.1%
Total loans	$ 82,786	100.0%	$ 52,927	100.0%	$ 40,774	100.0%

The following table presents the maturities or repricing periods of selected loans outstanding at December 31, 2002:

	Loan Maturity Distribution December 31, 2002			
	One Year or Less	After One Year Through Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial	$ 12,174	$ 3,879	$ 438	$ 16,491
Real estate construction	8,466	2,282	363	11,111
Total	$ 20,640	$ 6,161	$ 801	$ 27,602
Loans with:				
Fixed Rates	$ 6,116	$ 9,799	$ 5,625	$ 21,540
Variable Rates	41,768	18,940	538	61,246
Total	$ 47,884	$ 28,739	$ 6,163	$ 82,786

Allowance for Loan Losses & Asset Quality. Asset quality remains strong. As of December 31, 2002 and 2001, we did not have any nonperforming assets. The allowance for loan losses was 1.29% or $1.1 million as of December 31, 2002 and 1.15% or $610 thousand as of December 31, 2001. (The ratios exclude loans held for sale). Net charge-offs were $22 thousand in 2002, as compared to $9 thousand in 2001. As part of our routine credit administration process, we engage an outside consulting firm to review the Bank's loan portfolio at least annually. The information garnered from the review is used to monitor individual loans as well as to evaluate the overall adequacy of the allowance for loan losses.

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent 90 days or more. The Bank closely monitors individual loans, and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner with minimum exposure to the organization. The Bank maintains a policy of adding an appropriate amount to the allowance for loan losses to ensure an adequate reserve based on the portfolio composition, specific credit extended by the Bank and general economic conditions.

In reviewing the adequacy of the allowance for loan losses at each year end, management took into consideration the historical loan losses experienced by the organization, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of probable losses, which had been incurred in the loan portfolio as of December 31, 2002.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

	December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Balance, beginning of period	$ 610	$ 430	$ 220
Provision for loan losses	478	189	210
Chargeoffs:			
Commerical	16	0	0
Consumer	11	9	0
Total chargeoffs	27	9	0
Recoveries:			
Consumer	5	0	0
Total recoveries	5	0	0
Net chargeoffs	22	9	0
Balance, end of period	$ 1,066	$ 610	$ 430
Allowance for loan losses to total loans	1.29%	1.15%	1.05%
Allowance for loan losses to non-accrual loans	N/A	N/A	N/A
Allowance for loan losses to non-performing assets	N/A	N/A	N/A
Net chargeoffs to average loans	0.03%	0.02%	N/A

A breakdown of the allowance for loan losses is provided in the following table. However, management does not believe that the allowance for loan losses can be fragmented by category with any precision that would be useful to investors. The breakdown of the allowance for loan losses is based primarily upon those factors discussed above in computing the allowance for loan losses as a whole. Because all of these factors are subject to change, the breakdown is not necessarily indicative of the category of future loan losses.

Allocation of the Allowance for Loan Losses

	December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Commercial	$ 350	$ 150	$ 150
Commercial real estate	275	175	100
Real estate construction	150	75	50
Residential real estate	191	150	80
Consumer	100	60	50
Total loans	$ 1,066	$ 610	$ 430

Deposits. The Bank seeks deposits within the market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively. As of December 31, 2002, the deposit portfolio grew to $216.0 million, a $108.4 million increase over the December 31, 2001 level of $107.6 million. The organization has seen growth in several key categories over the periods compared. Demand deposits, NOW, Money Market and Certificates of Deposit have all grown in proportion to the overall Bank. The effects of several key deposit gathering initiatives have allowed the Bank's deposit and customer base to continually expand.

From time to time, we will gather time deposits from the wholesale marketplace. Brokered certificates of deposit allow the organization to fund loan and investment growth with a minimal impact on overall sales efforts. As of December 31, 2002, the Bank had $23.9 million in such deposits compared to $3.0 million as of December 31, 2001. The balance of $23.9 million is made up of two types of "brokered" deposits. We had $6.0 million as of December 31, 2002 and $3.0 million as of December 31, 2001, of brokered deposits that relate to a government program. Additionally, we had $17.9 million in brokered deposits that were issued as part of a marketing program by a licensed by broker. The $17.9 million is made up of two certificates of deposits. The first $11 million matures in January 2003, and the balance matures in August 2003. In the competitive environment in the Washington, DC metropolitan region, brokered deposits offer a reasonable funding alternative for the organization and are solid support for our expanding franchise. As market conditions warrant and the balance sheet needs dictate, we may participate in the wholesale certificates of deposit market.

The following table details the average amount of, and the average rate paid on, the following primary deposit categories for the periods indicated:

Average Deposits and Average Rates Paid

	Years Ended December 31,								
	2002			2001			2000		
Interest bearing liabilities:	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
Interest-bearing demand deposits	$ 10,739	$ 177	1.65%	$ 7,355	$ 174	2.37%	$ 3,405	$ 89	2.61%
Money market deposit accounts	16,169	346	2.14%	10,369	345	3.33%	5,419	203	3.75%
Savings accounts	1,142	20	1.75%	719	18	2.50%	450	14	3.11%
Time deposits	49,554	1,705	3.44%	28,077	1,591	5.67%	14,925	834	5.59%
Total interest-bearing deposits	77,604	$ 2,248	2.90%	46,520	$ 2,128	4.57%	24,199	$ 1,140	4.71%
Non-interest bearing deposits	58,652			29,174			10,025		
Total deposits	$ 136,256			$ 75,694			$ 34,224		

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2002:

Certificate of Deposit Maturity Distribution

	December 31, 2002			
	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
	(Dollars in thousands)			
Certificates of deposit:				
Less than $100,000	$ 13,047	$ 14,688	$ 5,933	$ 33,668
Greater than or equal to $100,000	2,331	23,829	10,341	36,501
Total	$ 15,378	$ 38,517	$ 16,274	$ 70,169

Purchased Funds. The Bank offers customer repos to commercial customers and affluent individuals. The customer repos are offered for convenience and security to larger clients. Customer repos amounted to $29.5 million as of December 31, 2002 compared to $12.0 million as of December 31, 2001. We do not have any open wholesale repos with broker dealers.

The Bank began using FHLB advances in May 2000 as a funding source. As of December 31, 2002 and 2001, three term advances amounting to $10.5 million were outstanding. As of December 31, 2002, the organization had $4.5 million in short term borrowings. Additionally, the Bank participates in the Note Option Treasury, Tax & Loan ("TT&L") program with the Federal Reserve Bank. This program allows the Bank to collect tax deposits from Bank customers. Periodically, the Federal Reserve Bank will reduce TT&L holdings in participating banks based on the overall monetary policy in place at the time. The Bank established a TT&L ceiling of $500 thousand with the Federal Reserve Bank.

An analysis of the purchased funds distribution is presented below for the periods indicated:

Purchased Funds Distribution

	December 31,		
	2002	2001	2000
	(Dollars in thousands)		
At Period End			
FHLB Advances	$ 10,500	$ 10,500	$ 2,000
Customer repos	29,517	12,019	5,642
Other borrowed funds	4,965	196	230
Total at period end	$ 44,982	$ 22,715	$ 7,872
Average Balances			
FHLB Advances	$ 10,500	$ 6,504	$ 1,240
Customer repos	25,235	8,621	4,936
Other borrowed funds	8,113	1,772	1,784
Total average balance	$ 43,848	$ 16,897	$ 7,960
Average rate paid on all borrowed funds, end of period	2.50%	3.14%	5.99%
Average rate paid on all borrowed funds,during the period	2.79%	4.04%	5.97%
Maximum outstanding during period	$ 48,917	$ 23,483	$ 15,388

Liquidity. The overall asset/liability strategy of the organization takes into account the need for the Bank to maintain adequate liquidity to fund asset growth and deposit runoff. Management monitors the Bank's liquidity position daily in conjunction with the Federal Reserve position monitoring. The Bank has unsecured and secured credit lines available from several correspondent banks. Additionally, the Bank may borrow funds from the Federal Home Loan Bank of Atlanta on a short or long term basis. The credit facilities are used in conjunction with the Bank's normal deposit strategies, which include pricing changes to increase deposits as necessary. We can sell or pledge investment securities to create additional liquidity for the Bank. From time to time the Bank may sell or participate out loans to create additional liquidity as required.

Capital. The Bank is considered "well capitalized" under the risk-based capital guidelines adopted by the various regulatory agencies. The stockholders' equity of Bankshares amounted to $17.6 million as of December 31, 2002 and $13.7 million as of December 31, 2001. Book value per share increased from $6.49 in 2001 to $8.31 as of December 31, 2002. The increase is directly related to the earnings of $2.422 million and the change in the position of the FAS 115 mark to mark of the investment portfolio. As of December 31, 2002, the net unrealized gain amounted to $934 thousand compared to a loss of $491 thousand as of December 31, 2001.

Bankshares' ability to pay cash dividends is restricted by banking regulations. Bankshares has not declared or paid cash dividends since inception. It is our general policy to retain earnings to support future organizational growth.

Bankshares is considered "well capitalized" as of December 31, 2002 and 2001. The following table shows our capital ratios and the minimum capital ratios currently required by bank regulators:

Risk Based Capital Analysis

	December 31, 2002	December 31, 2001	December 31, 2000
	(Dollars in thousands)		
Tier 1 Capital:			
Common stock	$ 8,460	$ 8,460	$ 3,328
Capital surplus	5,770	5,770	4,896
Retained earnings	2,404	(18)	(781)
Less: disallowed assets	-	(100)	(100)
Total tier 1 capital	16,634	14,112	7,343
Tier 2 Capital:			
Allowance for loan losses	1,066	610	430
Total Risk Based Capital	$ 17,700	$ 14,722	$ 7,773
Risk weighted assets	$ 135,629	$ 82,478	$ 46,295
Quarterly average assets	$ 258,344	$ 134,541	$ 62,183

Capital Ratios:	2002	2001	2000	Regulatory Minimum
Tier 1 risk based capital ratio	12.3%	17.1%	15.9%	4.0%
Total risk based capital ratio	13.1%	17.8%	16.8%	8.0%
Leverage ratio	6.4%	10.5%	11.8%	4.0%
Equity to assets ratio	6.3%	9.5%	10.6%	N/A

Return on Average Assets and Average Equity

The ratio of net income to average equity and average assets and certain other ratios are as follows:

Return on Average Assets and Return on Average Equity

	December 31, 2002	December 31, 2001	December 31, 2000
Average total assets	$ 196,639	$ 101,281	$ 49,386
Average stockholders' equity	$ 15,134	$ 8,241	$ 6,928
Net income (loss)	$ 2,422	$ 763	$ 194
Cash dividends declared	$ -	$ -	$ -
Return (loss) on average assets	1.23%	0.76%	0.39%
Return (loss) on average shareholders' equity	16.00%	9.26%	2.80%
Average stockholders' equity to average total assets	7.70%	8.14%	14.03%

Impact of Inflation and Changing Prices and Seasonality

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation.

Market for Common Equity and Related Stockholder Matters

Commencing with the holding company reorganization in August 2002, Bankshares' common stock trades on the NASDAQ SmallCap Market under the symbol "ABVA". Prior to the reorganization, the Bank's common stock was listed for trading on the Nasdaq SmallCap Market under the same symbol starting in December 2001.

As of December 31, 2002, Bankshares had outstanding approximately 2,115,102 shares of common stock, held by approximately 575 shareholders of record. The closing price of Bankshares' common stock on December 31, 2002 was $10.56 per share as compared to $8.00 on December 31, 2001.

The following table summarizes the high and low sales prices for the two years ended December 31, 2002:

	Market Values			
	2002		2001	
	High	Low	High	Low
First Quarter	$ 8.50	$ 6.00	*	*
Second Quarter	8.40	7.80	*	*
Third Quarter	11.20	8.00	*	*
Fourth Quarter	11.25	9.65	$ 8.45	$ 7.75

** Prior to its listing on the NASDAQ SmallCap Market, the Bank's common stock traded sporadically. During that time, the Bank did not make a market in the stock nor were there any official market makers. The buyers and sellers negotiated the sales price for the Bank's common stock that they traded directly. To our knowledge, these sales prices ranged from $7.00 to $9.00 per share.*

Bankshares has not declared or distributed any cash dividends to its shareholders, and it is not likely that any cash dividends will be declared in the near future. We are subject to regulatory restrictions regarding the payment of cash dividends. Under these restrictions, we may not, without the prior approval of regulators, declare dividends in excess of the sum of the current year's earnings plus the retained earnings of the two prior years. The regulators generally have indicated that payment of cash dividends should be consistent with a financial institution's growth plans, prospective rate of earnings, ongoing capital needs, asset quality and the overall financial condition of the organization. We intend for the foreseeable future to follow a policy of retaining any earnings to provide funds to operate and expand the Bank's business. Future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including the Bank's future earnings, financial condition, cash requirements, and general business conditions.

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Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
ALLIANCE BANKSHARES CORPORATION
Chantilly, Virginia

We have audited the accompanying consolidated balance sheets of Alliance Bankshares Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the three years ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Bankshares Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 28, 2003

Alliance Bankshares Corporation

Consolidated Balance Sheets
December 31, 2002 and 2001

(Dollars in thousands)	2002	2001
ASSETS		
Cash and due from banks	$ 17,215	$ 8,265
Federal funds sold	10,127	10,614
Securities available-for-sale, at fair value	130,985	61,446
Securities held-to-maturity, at amortized cost	100	100
Loans held for sale	37,134	9,935
Loans, net of discount	82,786	52,927
Less: allowance for loan losses	(1,066)	(610)
Loans, net	81,720	52,317
Premises and equipment, net	1,281	718
Accrued interest and other assets	2,063	1,425
TOTAL ASSETS	$ 280,625	$ 144,820
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Non-interest bearing deposits	$ 108,691	$ 56,997
Savings and NOW deposits	19,765	9,910
Money market deposits	17,341	12,517
Other time deposits	70,169	28,178
Total deposits	215,966	107,602
Repurchase agreements, federal funds purchased and other borrowings	34,482	12,215
Federal home loan bank advances	10,500	10,500
Other liabilities	2,109	782
Commitments and contingent liabilities	- -	- -
Total liabilities	263,057	131,099
STOCKHOLDERS' EQUITY:		
Common stock, $4 par value; 10,000,000 shares authorized; 2,115,102 shares issued and outstanding at December 31, 2002 and 2001	8,460	8,460
Capital surplus	5,770	5,770
Retained earnings (deficit)	2,404	(18)
Accumulated other comprehensive income (loss):		
Net unrealized gain (loss) on available-for-sale securities	934	(491)
Total stockholders' equity	17,568	13,721
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 280,625	$ 144,820

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation

Consolidated Statements of Income

For the Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	2002	2001	2000
INTEREST INCOME:			
Loans	$ 5,538	$ 4,000	$ 3,135
Investment securities	4,539	2,137	722
Federal funds sold	232	340	156
Total interest income	10,309	6,477	4,013
INTEREST EXPENSE:			
Savings and NOW deposits	197	192	103
Other time deposits	1,705	1,591	834
Money market deposits	346	345	203
Purchased funds	1,223	683	475
Total interest expense	3,471	2,811	1,615
Net interest income	6,838	3,666	2,398
Provision for loan losses	478	189	210
Net interest income after provision for loan losses	6,360	3,477	2,188
OTHER INCOME:			
Deposit account service charges	114	85	38
Gain on loan sales	2,995	515	- -
Gain on sale of securities available for sale	1,122	255	- -
Other operating income	125	145	75
Total other income	4,356	1,000	113
OTHER EXPENSES:			
Salaries and employee benefits	4,054	1,641	1,005
Occupancy expense	538	236	176
Equipment expense	355	268	167
Operating expenses	2,508	1,418	933
Total other expenses	7,455	3,563	2,281
INCOME BEFORE INCOME TAXES	3,261	914	20
Income tax expense (benefit)	839	151	(174)
NET INCOME	$ 2,422	$ 763	$ 194
Net income per common share, basic	$ 1.15	$ 0.57	$ 0.16
Net income per common share, diluted	$ 1.11	$ 0.55	$ 0.16

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except share data)

	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (loss)	Comprehensive Income (Loss)	Total Stock-holders' Equity
BALANCE, DECEMBER 31, 1999	$ 3,328	$ 4,896	$ (975)	$ (307)		$ 6,942
Comprehensive income:						
Net income	--	--	194	--	$ 194	194
Other comprehensive income, net of tax, unrealized holding gains on securities available for sale	--	--	--	203	203	203
Total comprehensive income	--	--	--	--	$ 397	--
BALANCE, DECEMBER 31, 2000	3,328	4,896	(781)	(104)		7,339
Comprehensive income:						
Net income	--	--	763	--	$ 763	763
Other comprehensive income, net of tax: unrealized holding losses on securities available for sale, net of tax of $113	--	--	--	--	(219)	--
Less: reclassification adjustment, net income taxes of $87					(168)	--
Other comprehensive income, net of tax	--	--	--	(387)	(387)	(387)
Total comprehensive income	--	--	--	--	$ 376	
Stock dividend in the form of a three-for-two stock split	1,670	(1,670)	--	--		--
Exercise of stock options	12	18	--	--		30
Issuance of 862,500 shares of common stock	3,450	2,526	--	--		5,976
BALANCE, DECEMBER 31, 2001	8,460	5,770	(18)	(491)		13,721
Comprehensive income:						
Net income	--	--	2,422		$ 2,422	2,422
Other comprehensive income, net of tax: unrealized holding gains on securities available for sale, net of tax of $1,116	--	--	--	--	2,166	--
Less: reclassification adjustment, net income taxes of $381					(741)	--
Other comprehensive income, net of tax	--	--	--	1,425	1,425	1,425
Total comprehensive income	--	--	--	--	$ 3,847	--
BALANCE, DECEMBER 31, 2002	$ 8,460	$ 5,770	$ 2,404	$ 934		$ 17,568

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,422	$ 763	$ 194
Adjustments to reconcile net income to			
net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	701	484	125
Provision for loan losses	478	189	210
Origination of loans held for sale	(156,261)	(29,613)	- -
Proceeds from sale of loans held for sale	132,057	19,650	- -
Gain on loan sales	(2,995)	- -	- -
Gain on sale of securities available-for-sale	(1,122)	(255)	- -
Deferred tax expense (benefit)	(112)	(122)	87
Changes in assets and liabilities affecting operations:			
Accrued interest and other assets	(1,258)	(223)	(602)
Other liabilities	1,327	214	448
Net cash provided by (used in) operating activities	(24,763)	(8,913)	462
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net change in federal funds sold	487	(2,444)	(8,170)
Purchase of securities available-for-sale	(193,404)	(80,990)	(7,082)
Proceeds from sale of securities available-for-sale	95,074	28,661	- -
Proceeds from calls and maturities of securities available-for-sale	21,026	- -	- -
Paydowns on securities available-for-sale	10,696	5,290	308
Net increase in loan portfolio	(29,881)	(12,154)	(18,828)
Purchase of premises and equipment	(916)	(494)	(271)
Net cash (used in) investing activities	(96,918)	(62,131)	(34,043)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in:			
Non-interest bearing deposits	51,694	37,434	15,372
Savings and NOW deposits	9,855	5,236	2,051
Money market deposits	4,824	6,408	1,232
Other time deposits	41,991	4,800	14,776
Repurchase agreements, federal funds purchased and other borrowings	22,267	6,343	1,713
FHLB Advances	- -	8,500	2,000
Proceeds from exercise of stock options	- -	30	- -
Proceeds from issuance of common stock	- -	5,976	- -
Net cash provided by financing activities	130,631	74,727	37,144
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,950	3,683	3,563
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,265	4,582	1,019
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 17,215	$ 8,265	$ 4,582

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in Thousands, except per share data)

1. ORGANIZATION

On August 16, 2002, pursuant to an Agreement and Plan of Reorganization dated May 22, 2002 (the "Agreement") between Alliance Bankshares Corporation ("Bankshares") and Alliance Bank Corporation (the "Bank"), and approved by the shareholders of the Bank at an annual meeting held on July 30, 2002, the shareholders of the Bank exchanged their common stock for common stock of Bankshares. On the same date, the reorganization was completed and the Bank became a wholly owned subsidiary of Bankshares. The 2,115,102 shares of common stock of the Registrant issued in connection with the reorganization were exempt from registration under the Securities Act of 1933, as amended (the "Act"), pursuant to Section 3(a)(12) of the Act. The Bank is headquartered in Fairfax County, Virginia where it also operates its main office. During the period July 24, 1996, the date of incorporation, to June 25, 1998, the date the Bank received the charter from The Bureau of Financial Institutions of the State of Virginia, the Bank devoted its efforts to activities necessary to commence operations as a bank. The Bank commenced regular operations on November 16, 1998 and is primarily supervised by the Federal Reserve Board. The period from June 25, 1996 to November 15, 1998 is referred to herein as the development stage. During the development stage, the Bank's activities included among other things, raising capital, obtaining a bank charter, arranging the Bank's facilities, and developing the Bank's clientele. The Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank places special emphasis on serving the needs of individuals, small and medium size businesses and professional concerns in Northern Virginia.

In March 2001, the Bank formed Alliance Home Funding, LLC ("AHF"). AHF is a wholly-owned mortgage banking subsidiary of the Bank and originates residential mortgages for subsequent sale. AHF does not maintain the servicing rights on mortgages sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation – The consolidated financial statements include the accounts of Bankshares and its wholly-owned subsidiary, the Bank. All significant inter-company balances and transactions have been eliminated in consolidation.

Business - The Bank is a state-chartered commercial bank. We provide a broad array of commercial, retail and mortgage banking services and products to clients located in Northern Virginia and the greater Washington, D.C. Metropolitan area

Use of estimates - In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Cash and cash equivalents - For the purposes of the consolidated Statements of Cash Flows, Bankshares has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

Securities – Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. At December 31, 2002 and 2001, Bankshares held no trading securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held For Sale - Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans –Bankshares grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Washington, DC metropolitan area. The ability of Bankshares' debtors to honor their contracts is dependent upon the real estate and general economic conditions of the lending area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the life of the loan or currently upon the sale or repayment of a loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Bankshares does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the accelerated and straight-line methods.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Income taxes –Bankshares uses the liability (or balance sheet) approach in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Repurchase agreements –Bankshares routinely enters into repurchase agreements with customers. As part of the repurchase agreements, Bankshares uses marketable investment securities from its investment portfolio as collateral for the customer agreements. The repurchase agreements bear interest at a market rate.

Stock-based compensation – At December 31, 2002, Bankshares has a stock-based employee compensation plan, which is described more fully in Note 19. Bankshares accounts for the plan under the recognition and measurement principles of APB Opinion 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if Bankshares had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based compensation.

	December 31,		
	2002	2001	2000
Net income, as reported	$ 2,422	$ 763	$ 194
Deduct: total stock-based employee compensation expense determined based on fair value method of awards, net	(128)	(154)	(466)
Pro forma net income	$ 2,294	$ 609	$ (272)
Earnings per share:			
Basic, as reported	$ 1.15	$ 0.57	$ 0.16
Basic, pro forma	$ 1.08	$ 0.45	$ (0.22)
Diluted, as reported	$ 1.11	$ 0.55	$ 0.16
Diluted, pro forma	$ 1.05	$ 0.44	$ (0.21)

Earnings per share - Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury method.

Off-balance-sheet instruments - In the ordinary course of business, Bankshares has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, standby letters of credit and rate lock commitments. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising and marketing expense – Advertising and marketing costs are expensed as incurred. Advertising and marketing costs as of December 31, 2002, 2001 and 2000 were $206, $143 and $122, respectively.

Reclassifications – Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Account Pronouncements –In December 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 01-6, *Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others,* to reconcile and conform the accounting and financial reporting provisions established by various AICPA industry audit guides. This Statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001, and did not have a material impact on Bankshares' consolidated financial statements.

On March 13, 2002, the Financial Accounting Standard Board determined that commitments for the origination of mortgage loans that will be held for sale must be accounted for as derivatives instruments, effective for fiscal quarters beginning after April 10, 2002. The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding. Such rate lock commitments on mortgage loans to be sold in the secondary market are considered derivatives. Accordingly, these commitments, including any fees received from the potential borrower, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. The cumulative effect of adopting Statement No. 133 for rate lock commitments as of December 31, 2002, was not material. Bankshares originally adopted Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* on January 1, 2001.

In April 2002, the Financial Accounting Standards Board issued Statement 145, *Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* The amendment to Statement 13 eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.

In June 2002, the Financial Accounting Standards Board issued Statement 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement requires recognition of a liability, when incurred, for costs associated with an exit or disposal activity. The liability should be measured at fair value. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002.

Effective January 1, 2002, Bankshares adopted Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets.* Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, Statement 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. Branch acquisition transactions were outside the scope of the Statement and therefore any intangible asset arising from such transactions remained subject to amortization over their estimated useful life.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, *Acquisitions of Certain Financial Institutions.* The Statement amends previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of Statement No. 141, *Business Combinations,* and Statement No. 142 to branch acquisitions if such transactions meet the definition of a business combination. The provisions of the Statement do not apply to transactions between two or more mutual enterprises. In addition, the Statement amends Statement No. 144, *Accounting for the Impairment of Long-Lived Assets,* to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions required for other long-lived assets held and used.

The adoption of Statement No. 144, 145, 146 and 147 did not have a material impact on Bankshares consolidated financial statements.

The Financial Accounting Standards Board issued Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement No. 123,* in December 2002. The Statement amends Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure about the effects of stock options in interim financial information. The amendments to Statement No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. The amendments to APB No. 28 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Early application is encouraged for both amendments. The Corporation continues to record stock options under APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and has not adopted the alternative methods allowable under Statement No. 148.

3. INVESTMENT SECURITIES

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2002 are summarized as follows:

	Amortized	Unrealized		Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:				
U.S. Government corporations				
and agencies	$ 52,124	$ 381	$ (112)	$ 52,393
U.S. Government agency CMOs	6,286	133	- -	6,419
U.S. Government agency MBS	42,308	859	(1)	43,166
Municipal securities	26,591	250	(97)	26,744
Other securities	470	- -	- -	470
Restricted stocks:				
Community Bankers Bank	55	- -	- -	55
Federal Reserve Bank	428	- -	- -	428
Federal Home Loan Bank	1,310	- -	- -	1,310
Total	$ 129,572	$ 1,623	$ (210)	$ 130,985
Held-to-maturity securities:				
Certificate of deposit	$ 100	$ - -	$ - -	$ 100
Total	$ 100	$ - -	$ - -	$ 100

The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2001 are summarized as follows:

	Amortized	Unrealized		Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:				
U.S. Government corporations				
and agencies	$ 13,291	$ 20	$ (40)	$ 13,271
U.S. Government agency CMOs	15,334	156	(26)	15,464
U.S. Government agency MBS	19,142	50	(149)	19,043
Municipal securities	12,316	--	(730)	11,586
Other securities	1,135	--	(25)	1,110
Restricted stocks:				
Community Bankers Bank	19	--	--	19
Federal Reserve Bank	428	--	--	428
Federal Home Loan Bank	525	--	--	525
Total	$ 62,190	$ 226	$ (970)	$ 61,446
Held-to-maturity securities:				
Certificate of deposit	$ 100	$ --	$ --	$ 100
Total	$ 100	$ --	$ --	$ 100

The amortized cost and fair value of securities as of December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issues may have the right to call or prepay obligations without any penalties. Management expects these securities to prepay or be called prior to their contractual maturity.

	Available-for-Sale Securities		Held-to-Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due after one year through five years	$ 7,183	$ 7,275	$ 100	$ 100
Due after five years through ten years	54,019	54,302	--	--
Due after ten years	68,370	69,408	--	--
Total	$ 129,572	$ 130,985	$ 100	$ 100

Proceeds from sales and calls of securities available for sale were $95.1 million and $28.7 million for the years ended December 31, 2002 and 2001, respectively. Gross gains of $1.2 million and $262 thousand and gross losses of $83 thousand and $7 thousand were realized on these sales during 2002 and 2001, respectively. The tax provision applicable to these net realized gains amounted to $381 thousand and $87 thousand, respectively. There were no sales of securities available for sale in 2000.

At December 31, 2002 and 2001, securities with a carrying value of $62,870 and $34,452 respectively, were pledged to secure repurchase agreements, Federal Home Loan Bank advances, public deposits and for other purposes required or permitted by law.

4. LOANS

Loans are summarized as follows at December 31:

	2002	2001
Real estate:		
Residential real estate	$ 27,438	$ 18,862
Commercial real estate	24,710	15,140
Construction	11,111	4,402
Total real estate	63,259	38,404
Commercial	16,491	12,073
Consumer	3,036	2,500
Gross loans	82,786	52,977
Less: unearned discounts and fees	- -	(50)
Less: allowance for loan losses	(1,066)	(610)
Net loans	$ 81,720	$ 52,317

5. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows for the year ended December 31:

There were no impaired loans or loans past due 90 days and still accruing as of at December 31, 2002, 2001 or 2000.

	2002	2001
Balance, beginning of year	$ 610	$ 430
Provision for loan losses	478	189
Loans charged off	(27)	(9)
Recoveries of loans charged off	5	- -
Net charge-offs	(22)	(9)
Balance, end of year	$ 1,066	$ 610

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31:

	2002	2001
Leasehold improvements	$ 434	$ 265
Furniture, fixtures and equipment	1,605	864
	2,039	1,129
Less: accumulated depreciation and amortization	(758)	(411)
Premises and equipment, net	$ 1,281	$ 718

Depreciation and amortization charged to operations in 2002, 2001 and 2000 totaled $353, $205 and $125, respectively.

7. FEDERAL HOME LOAN BANK ADVANCES

Bankshares' variable and fixed-rate debt of $10,500 at December 31, 2002 and 2001 matures through 2011. Two of the advances have variable interest rates. One of the variable rate advances adjusts quarterly based on the London Interbank Offered Rate (LIBOR) minus .23 basis points with a maximum rate reduction of .20 basis points per quarter. The remaining variable rate advance adjusts quarterly based on LIBOR plus 3 basis points. Bankshares also has one fixed-rate advance with an interest rate of 4.52%. At December 31, 2002, the interest rates ranged from 1.4300 % to 5.7288 %. At December 31, 2002, the weighted average interest rate was 2.979 %.

Advances on the line are secured by securities with a book value of approximately $23,482 at December 31, 2002. The amount of the available credit is limited to $8,084. Any borrowing in excess of the qualifying collateral requires pledging of additional assets.

The contractual maturities of Federal Home Loan Bank advances are as follows:

2003	$ 7,500
2011	3,000
Total	$ 10,500

8. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2002	2001	2000
Current	$ 951	$ 273	$ - -
Deferred tax provision (benefit)	(112)	42	87
Adjustment to valuation allowance	- -	(164)	(261)
Provision (benefit)	$ 839	$ 151	$ (174)

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	2002	2001	2000
Computed at the expected statutory rate	$ 1,109	$ 311	$ 7
Tax exempt income, net	(302)	(34)	- -
Other	32	38	11
Provision (benefit) associated with the change in unrealized loss on securities available-for-sale	- -	- -	69
Adjustment to valuation allowance	- -	(164)	(261)
Provision (benefit)	$ 839	$ 151	$ (174)

The components of the net deferred tax assets and liabilities are as follows:

	2002	2001
Deferred tax assets:		
Bad debt expense	$ 346	$ 190
Deferred rent	15	- -
Deferred loan fees	- -	17
Depreciation and amortization	- -	5
Organizational costs	23	49
Unrealized loss on securities available-for-sale	- -	253
	384	514
Deferred tax liabilities:		
Deferred loan fees (costs)	1	- -
Depreciation and amortization	10	- -
Unrealized gain on securities available-for-sale	481	- -
	492	- -
Net defered tax assets (liabilities)	$ (108)	$ 514

9. OPERATING EXPENSES

The components of other operating expenses for the years ended December 31, were as follows:

	2002	2001	2000
Business development	$ 465	$ 327	$ 214
Office expense	518	348	157
Operations expense	565	320	241
Audits and examinations	59	31	30
Risk management	45	25	21
Professional fees	596	260	191
Other	260	107	79
Total	$ 2,508	$ 1,418	$ 933

10. RELATED PARTY TRANSACTIONS AND LETTERS OF CREDIT

Bankshares grants loans and letters of credit to its executive officers, directors and their affiliated entities. Such loans are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features.

The aggregate amount of such loans outstanding at December 31, 2002 and 2001 was approximately $914 and $899 respectively. During 2002, new loans and line of credit advances to such related parties amounted to $760 and payments amounted to $746.

Bankshares' leasehold improvements were performed by construction companies, which are owned and operated by members of the Board of Directors. Total leasehold improvement costs incurred under the contract were $279 and $170, respectively as of December 31, 2002 and 2001. $147 of current year costs were reimbursed to Bankshares by the landlord as tenant improvements.

Bankshares maintains deposit accounts with some of its executive officers, directors and their affiliated entities. Such deposit accounts at December 31, 2002 and 2001 amounted to $5,341 and $7,609, respectively.

11. COMMITMENTS AND CONTINGENCIES

As members of the Federal Reserve System, Bankshares is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2002 and 2001, the aggregate amounts of daily average required balances were $7,719 and $674, respectively.

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. Bankshares does not anticipate losses as a result of these transactions. See Note 14 with respect to financial instruments with off-balance-sheet risk. Bankshares is obligated under several operating leases, with initial terms of three to ten years, for its office locations and branch sites.

Total rental expense for the occupancy lease for the year ended December 31, 2002, 2001 and 2000 was $382, $175 and $143, respectively. Bankshares also leases office equipment and vehicles pursuant to operating leases with various expiration dates. Total rental expense for office equipment and vehicles for the year ended December 31, 2002, 2001 and 2000 was $72, $34 and $32, respectively.

At December 31, 2002, minimum annual rental commitments under these leases are as follows:

2003	$	524
2004		509
2005		511
2006		523
2007		432
Thereafter		978
Total	$	3,477

In January 2003, Bankshares signed a lease for a future branch site. The lease commencement date is January 2003 with rent commencing June 2003 or upon obtaining the occupancy permit, whichever occurs first. The lease has a ten-year term with two five-year renewal options and annual rent of approximately $107 plus 3.0% annual increases. Bankshares has two five-year renewal options.

12. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosures of Cash Flow Information:

	2002	2001	2000
Interest paid during the year	$ 3,107	$ 2,832	$ 1,489
Income taxes paid during the year	$ 487	$ - -	$ - -
Supplemental Disclosures of Noncash Activities:			
Fair value adjustment for securities	$ 2,157	$ 640	$ 203

13. DEPOSITS

The aggregate amount of time deposits in denominations of $100 or more at December 31, 2002 and 2001 was $36,501 and $16,157, respectively.

At December 31, 2002, the scheduled maturities of time deposits (in thousands) are as follows:

2002	$	53,896
2003		9,228
2004		1,831
2005		1,483
2006		3,731
Total	$	70,169

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Bankshares is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bankshares' exposure to credit loss is represented by the contractual amount of these commitments. The Bankshares follows the same credit policies in making commitments and as it does for on-balance-sheet instruments.

At December 31, 2002 and 2001, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2002	2001
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 22,332	$ 11,035
Standby letters of credit	751	1,297

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bankshares evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Bankshares, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which Bankshares is committed.

Standby letters of credit are conditional commitments issued by Bankshares to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bankshares generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2002, Bankshares had rate lock commitments to originate mortgage loans including loans held for sale of $37.1 million. It is management's intent to enter into corresponding commitments, on a best-efforts basis, to sell these loans to third-party investors.

From time to time Bankshares will enter into forward purchase agreements for investment securities. These purchases generally will settle within 90 days of the end of the reporting period. As of December 31, 2002, Bankshares entered into various forward purchase commitments amounting to $16,050.

Bankshares maintains cash accounts and Federal funds sold in other commercial banks. The amount on deposit with correspondent institutions, including Federal funds sold at December 31, 2002, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $10,156.

15. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Substantially all of Bankshares's loans, commitments and standby letters of credit have been granted to customers located in the Washington, DC metropolitan area. The concentrations of credit by type of loan are set forth in Note D.

16. EMPLOYEE BENEFITS

Bankshares has a 401(k) defined contribution plan covering substantially all full-time employees and provides that an employee becomes eligible to participate immediately on employment provided they are age 21 or older. Under the plan, a participant may contribute up to 15% of his or her covered compensation for the year, subject to certain limitations. Bankshares currently matches 50% of employee contributions up to 6%. Matching contributions totaled $29 and $10, for the years ended December 31, 2002 and 2001, respectively. Bankshares may also make, but is not required to make, a discretionary contribution for each participant. The amount of contribution, if any, is determined on an annual basis by the Board of Directors. No contributions were made by Bankshares during the years ended December 31, 2002 and 2001.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Short-Term Investments and Federal Funds Sold

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Held for Sale

Fair value is based on selling price arranged by arms-length contracts with third parties.

Loan Receivables

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Federal Home Loan Bank Advances

The fair values of Bankshares' Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2002 and 2001, the carrying amounts of loan commitments and standby letters of credit approximated fair values.

The estimated fair values of Bankshares' financial instruments are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 17,215	$ 17,215	$ 8,265	$ 8,265
Federal funds sold	10,127	10,127	10,614	10,614
Securities	131,085	131,085	61,546	61,546
Loans, net	81,720	82,084	52,317	52,575
Loans held for sale	37,134	37,134	9,935	9,935
Accrued interest receivable	1,563	1,563	738	738
Financial liabilities:				
Noninterest-bearing deposits	$ 108,691	$ 108,691	$ 56,997	$ 56,997
Interest-bearing deposits	107,275	107,652	50,605	51,333
Short-term borrowings	34,482	34,487	12,215	12,222
FHLB advances	10,500	10,558	10,500	10,755
Accrued interest payable	484	484	120	120

Bankshares assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Bankshares' financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to Bankshares. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate Bankshares' overall interest rate risk.

18. REGULATORY MATTERS

The Bank, as a state bank, is subject to the dividend restrictions set forth by the Bureau of Financial Institutions of the Commonwealth of Virginia (the "Bureau"). Under such restrictions, the Bank may not, without the prior approval of the Bureau, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. As of December 31, 2002 and 2001, the Bank did not declare dividends.

As a member of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank stock equal to 6% of the Bank's capital and surplus. The Bank is only required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

Bankshares (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines Bankshares and the Bank's regulatory framework for prompt corrective action, Bankshares and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that Bankshares and the Bank meet all capital adequacy requirements to which it is subject.

Bankshares and the Bank's actual capital amounts and ratios are also presented in the table below (in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 17,700	13.1%	$ 10,850	8.0%	$ 13,563	10.0%
Alliance Bank Corporation	$ 17,700	13.1%	$ 10,850	8.0%	$ 13,563	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 16,634	12.3%	$ 5,425	4.0%	$ 8,138	6.0%
Alliance Bank Corporation	$ 16,634	12.3%	$ 5,425	4.0%	$ 8,138	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$ 16,634	6.5%	$ 10,334	4.0%	$ 12,917	5.0%
Alliance Bank Corporation	$ 16,634	6.5%	$ 10,334	4.0%	$ 12,917	5.0%
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	$ 14,722	17.9%	$ 6,598	8.0%	$ 8,248	10.0%
Tier 1 Capital (to Risk Weighted Assets)	$ 14,112	17.1%	$ 3,299	4.0%	$ 4,949	6.0%
Tier 1 Capital (to Average Assets)	$ 14,112	10.5%	$ 5,382	4.0%	$ 6,732	5.0%

19. STOCK OPTION PLAN

Effective June 30, 1999 the Bank established an incentive and non-qualified stock option plan. The plan is administered by the Board of Directors of the Corporation acting upon recommendations made by the Stock Option Committee appointed by the Board. The plan is currently authorized to grant a maximum of 363,000 shares to directors, key employees and consultants. The options are granted at the fair market value of the Corporation's common stock at the date of grant. The term of the options shall not exceed ten years from the date of grant. The options vest on a schedule determined by the Stock Option Committee based on financial performance criteria.

The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	December 31,		
	2002	2001	2000
Dividend yield	0.00%	0.00%	0.00%
Expected life	10 years	10 years	10 years
Expected volatility	30.13%	0.00%	0.00%
Risk-free interest rate	3.810%	4.750%	5.075%

A summary of the status of the Bank's stock option plan is presented below:

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1	293,775	$ 6.70	297,525	$ 6.67	306,525	$ 6.67
Granted	48,000	8.39	14,850	7.33	2,250	7.33
Forfeited	--	--	(14,100)	6.70	--	--
Exercised	--	--	(4,500)	6.67	(11,250)	(6.67)
Outstanding at December 31	341,775	$ 6.94	293,775	$ 6.70	297,525	$ 6.67
Exercisable at end of year	321,394		276,263		77,195	
Weighted-average fair value per option of options granted during the year	$ 5.67		$ 2.79		$ 3.06	

The status of the options outstanding at December 31, 2002 is as follows:

	Options Outstanding		Options Exercisable	
Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
2 years	1,350	$ 8.00	1,350	$ 8.00
3 years	1,350	$ 8.00	1,350	$ 8.00
7 years	277,275	$ 6.67	272,644	$ 6.67
8 years	2,250	$ 7.33	1,688	$ 7.33
9 years	14,250	$ 7.33	10,687	$ 7.33
10 years	45,300	$ 8.47	33,675	$ 8.00

All options granted, available under the Plan, and exercisable have been restated for all three years giving retroactive effect to the common stock dividend in 2001.

20. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Weighted average number of shares for all years reported has been restated giving effect to the common stock dividend. Potential dilutive common stock had no effect on income available to common shareholders.

	2002		2001		2000	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	2,115,102	$ 1.15	1,349,033	$ 0.57	1,248,095	$ 0.16
Effect of dilutive securities, stock options	74,454		27,387		27,612	
Diluted earnings per share	2,189,556	$ 1.11	1,376,420	$ 0.55	1,275,707	$ 0.16

21. Common Stock Dividend and Capitalization

On October 4, 2001, the Bank's board of directors approved a three-for-two stock split in the form of a Common Stock Dividend. The Common Stock Dividend was in the form of one share of the Bank's common stock, par value $4.00 per share issued and outstanding as of the close of business on October 5,2001, and was paid on October 26, 2001 to stockholders of record at the close of business on October 5, 2001.

In December 2001, the Bank sold 862,500 shares of its common stock in a public offering. Net proceeds from the sale were $5,976 after deducting underwriting commissions of $323 and direct offering costs of $170. Of the net proceeds, $3,450 was credited to common stock and $2,526 was credited to capital surplus.

22. Parent Only Financial Information

As of December 31, 2002, the only asset of the parent company was the investment in the Bank totaling $17,568; likewise, shareholders' equity totaled $17,568. The income of the parent company was comprised solely of the undistributed equity of the Bank amounting to $2,422.

Alliance Bankshares Corporation

ABVA

Officers

Thomas A. Young, Jr.
President & CEO

Paul M. Harbolick, Jr.
Executive Vice President,
Chief Financial Officer,
Corporate Secretary

Frank H. Grace, III
Senior Vice President

Craig W. Sacknoff
Senior Vice President

Directors

Thomas P. Danaher
Chairman of the Board

George S. Webb
Vice Chairman of the Board

Robert G. Weyers
Vice Chairman of the Board

Dr. Michael J. Bermel

William M. Drohan

Lawrence N. Grant

Harvey E. Johnson, Jr.

Serina Moy

Thomas A. Young, Jr.

Stock Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Toll Free: (800) 368-5948
www.rtco.com

Inquires concerning stock certificates, change of address and account changes should be addressed directly to Registrar and Transfer Company.

Independent Accountants

Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, Virginia 22601
(540) 662-3417
www.yhbcpa.com

Corporate Headquarters

Alliance Bankshares Corporation
14280 Park Meadow Drive Suite 350
Chantilly, Virginia 20151
(703) 814-7200
(703) 378-7210 (fax)

Alliance Bank Corporation

Officers

Thomas A. Young, Jr.
President & CEO

Paul M. Harbolick, Jr.
Executive Vice President &
Chief Financial Officer

Frank H. Grace, III
Senior Vice President

Craig W. Sacknoff
Senior Vice President

B. Drew Brown
Vice President

Wayne R. Garcia
Vice President

Jerlina Nguyen
Vice President

Douglas R. Peterson
Vice President

Robert J. Maiorana
Vice President

Heather D. Skigen
Vice President

Donna L. Smith
Vice President

Jacqueline A. Thompson
Vice President

Christian M. Allen
Assistant Vice President

Dan Clemente
Assistant Vice President

Mark D. DesRochers
Assistant Vice President

Khristina E. McMahon
Assistant Vice President

Pamela D. Moore
Assistant Vice President

Wonju Song
Assistant Vice President

Directors

Thomas P. Danaher
Chairman of the Board

George S. Webb
Vice Chairman of the Board

Robert G. Weyers
Vice Chairman of the Board

Dr. Michael J. Bermel

William M. Drohan

Lawrence N. Grant

Harvey E. Johnson, Jr.

Serina Moy

Thomas A. Young, Jr.

Alliance Home Funding, LLC

Robert H. Turley
President

Edgar E. Gonzalez
Senior Vice President

John H. Powell
Vice President